MassRoots, Inc.

2420 17th Street, Office 3118

Denver, Colorado 80202

July 17, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Kauten

Re:	MassRoots, Inc.
Registration Statement on Form S-1
File No. 333-223038

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), MassRoots, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Tuesday July 17, 2018, or as soon thereafter as possible.

Please notify Nazia Khan of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 653-8179 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

MASSROOTS, INC.

By:	/s/ Isaac Dietrich
Name:	Isaac Dietrich
Title:	Chief Executive Officer